ArcelorMittal Announces Details of its Share Buy-Back Programs

Luxembourg, 13 September 2007 - Today, ArcelorMittal announces the completion as of 4 September of the USD 590 million share buy-back program announced by Mittal Steel Company N.V. (“Mittal Steel”) on 2 April 2007 and continued by ArcelorMittal from 3 September 2007. In aggregate, 9,493,304 shares were purchased by the two companies under this program.

ArcelorMittal also announces the start of a new share buy-back program for up to 27 million shares, for cancellation in due course. This new share buy-back program aims to offset the issuance of 27 million shares in connection with Mittal Steel's mandatory offer for Arcelor Brasil S.A.

This share buy-back program will end at the earliest of (i) the moment at which the aggregate number of shares purchased under this program reaches the 27 million share limit, (ii) the moment at which ArcelorMittal and its subsidiaries will hold ten percent of the then-issued ArcelorMittal shares, or (iii) the moment at which ArcelorMittal no longer has corporate authorization to repurchase its shares.

On 28 August 2007, the then-sole shareholder of ArcelorMittal authorized the company, with effect from the effective date of the first-step merger of Mittal Steel into ArcelorMittal, 3 September 2007, to repurchase and sell its own shares in accordance with applicable law. This authorization is valid for a period of eighteen (18) months or until the date of its renewal by a resolution of the general meeting of shareholders of ArcelorMittal if such renewal date is prior to the end of this eighteen (18) month period. The total purchase price of treasury shares must not exceed the amount of the company’s available equity.

Pursuant to a written resolution dated as of 28 August 2007, the Board of Directors of ArcelorMittal authorized the implementation of the abovementioned 27 million share buy-back as described in previous press releases dated 28 August 2007 and 3 September 2007.

Under the share buy-back program, the price per ArcelorMittal share, which will be paid in cash, will not exceed 125% of the trading price on the New York Stock Exchange, Euronext Amsterdam by

NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Luxembourg Stock Exchange or the stock exchanges of Barcelona, Bilbao, Madrid and Valencia, depending on the market on which the transactions are made, and no less than the par value of the share at the time of repurchase. For off-market transactions, the maximum purchase price will be 125% of the trading price on Euronext Paris. The trading price on the New York Stock Exchange or Euronext Amsterdam, Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange or the stock exchanges of Barcelona, Bilbao, Madrid and Valencia will be deemed to be the higher of the average of the final trading price per share on the relevant stock exchange during 30 consecutive days on which the relevant stock exchange is open for trading preceding the 3rd trading day prior to the date of repurchase.

All shares repurchased may be repurchased through transactions executed on any of the stock exchanges at which the shares are or will be listed, as well as through off-market, over-the-counter or derivative transactions, subject in each case to applicable laws, regulations and stock exchange rules.

Disclosure of trading in own shares between 3 September 2007 and 12 September 2007

As at 12 September 2007, 1,058,817 shares were held directly or indirectly by ArcelorMittal in treasury, representing 0.07% of the issued share capital on the same date (i.e., 1,417,207,253 shares). All these shares are held for share deliveries under the ArcelorMittal employee stock option plan, except for 288,435 ArcelorMittal shares held in portfolio by one of the ArcelorMittal subsidiaries.

Percentage ownership held, directly or indirectly, in treasury: 0.07%

Number of shares cancelled over the last 24 months: the 3,100,000 ArcelorMittal shares transferred by Mittal Steel to ArcelorMittal in the first-step merger have been cancelled as of 3 September 2007, in accordance with Luxembourg law.

Number of shares in the portfolio: 1,058,817

Book value of the portfolio: USD 35.8 million

Market value of the portfolio: (based on closing trading price of the ArcelorMittal share on 12 September 2007 on Euronext Amsterdam i.e., Euro 46.1:  Euro 48.8 million

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Information as at 12 September, 2007

	Aggregate gross flows (1)		Positions open at the program description publication date **
	Purchases	Sales / Transfers ***	Open long positions		Open short positions
No. of shares	1,173,375 (including 1,000,000 through exercise of call options and 173,375 through share buy-backs)	402,993 (share deliveries under the stock option plan)	Calls purchased	Long futures contracts	Calls written	Short futures contracts
12.4 million underlying shares
Average maximum expiration date(2)			28 November 2007
Average traded price(3)	USD 66.00	USD 64.67
Average strike price(4)	22.975 Euros per share		22.975 Euros per share
Amount	USD 42.8 million	USD 26.1 million

(1) Period between 3 September 2007 and the date hereof.

Notice to Investors

The share buy-back program does not constitute an offer to purchase or a solicitation of an offer to purchase any securities, or an invitation by or on behalf of ArcelorMittal to purchase any such securities in circumstances or in any jurisdiction in which such an offer or solicitation is unlawful.

The share buy-back program is not intended to constitute a tender offer by or on behalf of ArcelorMittal for its shares. ArcelorMittal has taken no steps to allow for a tender offer for its shares in any jurisdiction.

This document may not be distributed in any jurisdiction except in accordance with the legal requirements applicable in such a jurisdiction.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Contact information ArcelorMittal Investor Relations Continental Europe +352 4792 2414 UK/Asia/Africa +44 207 543 1172 Americas +1 312 899 3569 Retail +352 4792 2434 Bonds/Credit +33 1 71 92 10 26
Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000

ArcelorMittal Corporate Communications
Nicola Davidson                         +44 207 543 1162 / 1172

Jean Lasar                                 +352 4792 2359

Maitland Consultancy:

Tom Siveyer / Martin Leeburn   +44 20 7379 5151
Belgium

Charles-Hubert Gernaert, Comfi, +32 2 290 90 90

North America

Bill Steers                               +1 312 899 3817

Netherlands
Leon Melens, Smink, Van der Ploeg & Jongsma, +31 20 647 81 81
Germany

Phoebe Kebbel, Herring Schuppener, +49 69 92 18 74 77
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Sandra Luneau                       +33 1 71 92 00 58

Anne France Malrieu / Grégoire Lucas, Image 7  +33 1 5370 7470
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Ignacio Agreda                     +34 94 489 4162

Oscar Fleites                         +34 98 512 60 29

Keith Grant                           +34 639 760 397